EXHIBIT 12:	COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	For the Year Ended December 31,

	2002	2001	2000	1999	1998

INCLUDING INTEREST ON DEPOSITS
Earnings:
Income before income taxes	$2,785,416	$2,715,210	$2,120,407	$1,654,964	$1,254,065
Fixed charges	1,616,123	1,826,355	1,702,953	1,341,993	1,238,596
Interest capitalized during period, net of amortization of previously capitalized interest	(8,642)	(6,334)	(3,490)	(2,949)	(5,400)

Earnings, for computation purposes	$4,392,897	$4,535,231	$3,819,870	$2,994,008	$2,487,261

Fixed Charges and Preferred Stock Dividend Requirements:
Interest on deposits, short-term borrowings, and long-term debt and bank notes, expensed or capitalized	$1,612,883	$1,820,967	$1,695,735	$1,331,860	$1,229,503
Portion of rents representative of the interest factor	3,240	5,388	7,218	10,133	9,093

Fixed charges	1,616,123	1,826,355	1,702,953	1,341,993	1,238,596
Preferred stock dividend requirements	22,363	22,663	23,706	23,123	23,089

Fixed charges and preferred stock dividend requirements, including interest on deposits, for computation purposes	$1,638,486	$1,849,018	$1,726,659	$1,365,116	$1,261,685

Ratio of earnings to combined fixed charges and preferred stock dividend requirements, including interest on deposits	2.68	2.45	2.21	2.19	1.97
EXCLUDING INTEREST ON DEPOSITS
Earnings:
Income before income taxes	$2,785,416	$2,715,210	$2,120,407	$1,654,964	$1,254,065
Fixed charges	360,596	381,649	442,378	422,567	422,492
Interest capitalized during period, net of amortization of previously capitalized interest	(8,663)	(6,355)	(3,511)	(2,970)	(5,421)

Earnings, for computation purposes	$3,137,349	$3,090,504	$2,559,274	$2,074,561	$1,671,136

Fixed Charges and Preferred Stock Dividend Requirements:
Interest on short-term borrowings and long-term debt and bank notes, expensed or capitalized	$357,356	$376,261	$435,160	$412,434	$413,399
Portion of rents representative of the interest factor	3,240	5,388	7,218	10,133	9,093

Fixed charges	360,596	381,649	442,378	422,567	422,492
Preferred stock dividend requirements	22,363	22,663	23,706	23,123	23,089

Fixed charges and preferred stock dividend requirements, excluding interest on deposits, for computation purposes	$382,959	$404,312	$466,084	$445,690	$445,581

Ratio of earnings to combined fixed charges and preferred stock dividend requirements, excluding interest on deposits	8.19	7.64	5.49	4.65	3.75

The ratio of earnings to combined fixed charges and preferred stock dividend requirements is computed by dividing (i) income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by (ii) fixed charges and preferred stock dividend requirements. Fixed charges consist of interest, expensed or capitalized, on borrowings (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative of interest. The preferred stock dividend requirements represent the pretax earnings which would have been required to cover such dividend requirements on the Corporation’s preferred stock outstanding.